I, Joe Monastiero, certify that:

(1) the financial statements of nFlate, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of nFlate, Inc. included in this Form reflects accurately the information reported on the tax return for nFlate, Inc. filed for the fiscal year ended December 31, 2015.

[Signature]

Joe Monastiero
CEO

February 15, 2017

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.